UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                           FTS Apparel, Inc. ("FLIP")
                         -------------------------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   30266R 10 6
                                 --------------
                                 (CUSIP Number)


                               Ben Sparks, Esquire
                             ----------------------
                  Sparks Willson Borges Brandt & Johnson, P.C.
                  ---------------------------------------------
                        24 South Weber Street, Suite 400
                      ------------------------------------
                           Colorado Springs, CO 80903
                            -------------------------
                                 (719) 475-0097
                                  ------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                    4/12/2001
                                ----------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

CUSIP No.
     30266R 10 6
     -------------

1    Name of Reporting Person

          LeRoy Landhuis


2        Check the Appropriate Box if a Member of a Group       a _____

                                                                b _____


3    SEC USE ONLY


4    Source of Funds *

          00


5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) _


6    Citizenship or Place of Organization

         United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    Sole Voting Power: 5,687,978


8    Shared Voting Power:  -0-


9    Sole Dispositive Power: 5,687,978


10   Shared Dispositive Power: -0-


11   Aggregate Amount Beneficially Owned by Each Reporting Person: 5,687,978


12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares * __


13   Percent of Class Represented by Amount in Row (11): 58.75%


14   Type of Reporting Person *

         IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1: SECURITY AND ISSUER

     LeRoy Landhuis (the "Reporting Person") hereby amends his statement on
Schedule 13D (the "Statement") filed with the Securities and Exchange Commission on May 1, 2000 as initially amended by Amendment No. 1 to the Schedule 13D dated January 1, 2001, with respect to the Common Stock of FTS Apparel, Inc. formerly known as Full Tilt Sports, Inc. (hereinafter the "Company"), whose principal place of business is located at 212 N. Wahsatch, Suite 205, Colorado Springs, Colorado 80903.

ITEM 2: IDENTITY AND BACKGROUND OF REPORTING PERSON

     a.   Name--LeRoy Landhuis

     b.   Address--212 N. Wahsatch, Suite 301, Colorado Springs, Colorado 80903

     c. Occupation-- Mr. Landhuis is the president of The Landhuis Company, Inc., a real estate investment company located at the address above.

     d. During the past five years, Mr. Landhuis has not been convicted in any criminal proceeding.

     e. During the past five years, Mr. Landhuis has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, Federal or state securities laws.

     f.   Mr. Landhuis is a citizen of the United States of America.


Item 3: SOURCE OF FUNDS OR OTHER CONSIDERATION

     On April 19, 2000, the Reporting Person acquired beneficial ownership of 4,630,256 shares (and reported 133,000 shares previously acquired) of the Common Stock of the Company as reported on the Reporting Person's Schedule 13D filed May 1, 2000. As an element of the initial acquisition of the stock of the Company, the Reporting Person obtained certain registration rights. In consideration for the Reporting Person's deferral of the registration rights, the Company has agreed to provide the Reporting Person an additional 142,500 shares of the Common Stock of the Company.


Item 4: PURPOSE OF TRANSACTION

     The acquisition of the additional 142,500 shares of the common stock of the Company which is the subject of this amendment to the Schedule 13D, was pursuant to an agreement by and between the Company and the Reporting Person, dated March 27, 2001. Under such agreement, the Reporting Person agreed to defer certain registration rights previously acquired from the Company in exchange for 142,500 shares of common stock. The Reporting Person intends to add the additional common stock to his existing holdings of the stock of the Company as an investment. Depending upon the Reporting Person's evaluations of market conditions, market price, alternative investment opportunities, liquidity needs, the limitations of Rule 144 and/or the availability of other lawful means of disposition, the Reporting Person will from time to time explore opportunities for liquidating all or a portion of the shares, through one or more sales. The Reporting Person has no plans to effect any transaction which would have the effect of, or result in, any of the following:

     a. The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; provided, however that the Reporting Person may review his investment in the Company from time to time and make adjustments in his holdings as he deems appropriate;

     b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; provided, however, that in his capacity as Chairman of the Company, the Reporting Person will review opportunities which come to his attention and act as he deems in the best interest of the shareholders;

     c. A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

     d. Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; provided that the Reporting Person may appoint one additional individual to the Board of Directors to fill an existing vacancy;

     e. Any material change in the present capitalization or dividend policy of the Company;

     f. Any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     g. Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     h. Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i. A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934; or

     j.   Any action similar to any of those enumerated above.


ITEM 5: INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

     a. As of the date of the filing of this Schedule, the Reporting Person is deemed to beneficially own 5,687,978 shares of Common Stock of the Company. Such amount includes 4,651,978 shares of Common Stock owned directly by the Reporting Person and 1,036,000 shares underlying a Common Stock Purchase Warrant exercisable immediately and until April 19, 2010 at the price of $1.50 per share. The Reporting Person's beneficial ownership represents 58.75% of the issued and outstanding Common Stock of the Company as of the date of this Schedule.

     b. The Reporting Person has the sole power to vote and dispose of 4,651,978 shares of Common Stock of the Company, subject to the voting agreement as described in Item 6. Pursuant to the terms of the Warrant described above, Reporting Person has no rights to vote the shares underlying such Warrant prior to the exercise of the Warrant.

     c. In consideration for the Reporting Person's deferral of the registration rights for shares acquired in April 2000, the Company has agreed to provide the Reporting Person an additional 142,500 shares of the Common Stock of the Company.

     d.   Not applicable.

     e.   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The Reporting Person and certain principal shareholders of the Company entered into a voting agreement as part of the Subscription Agreement by and between the Reporting Person and the Company, dated April 19, 2000, for the acquisition giving rise to this Schedule. The voting agreement provides that, until April 19, 2002, the Reporting Person and certain principal shareholders would vote their shares to elect the Reporting Person, a nominee of the Reporting Person's choice, Roger K. Burnett, Joseph F. DeBerry, and J. Fischer DeBerry, as members of the Board of Directors, so long as the individual is an employee or consultant of the Company.


ITEM 7: MATERIAL TO BE FILED AS EXHIBITS

     The Subscription Agreement, by and between the Reporting Person and the Company, dated April 19, 2000, containing the voting agreement described in Item6, was previously filed in the Reporting Person's Amendment No. 1 to
Schedule 13D filed May 1, 2000. No additional material are submitted.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement to Schedule 13D is true, correct and complete.

/s/ LeRoy Landhuis                Date:    April 19, 2001
-------------------                       ----------------
    LeRoy Landhuis